Exhibit 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
The following description of FIHL’s share capital summarizes certain provisions of the Amended and Restated Bye-Laws and the Certificate of Designations constituting our Series A Preference Securities. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Amended and Restated Bye-Laws, the Certificate of Designations and applicable Bermuda law. We urge you to read the Amended and Restated Bye-Laws which are incorporated by reference as an exhibit to the annual report on Form 20-F of which this exhibit forms a part for a complete understanding of the Amended and Restated Bye-Laws. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in our annual report on Form 20-F of which this exhibit forms a part.
General
FIHL is a Bermuda exempted company registered with the Registrar of Companies in Bermuda under registration number 49414. We are incorporated under the name “Fidelis Insurance Holdings Limited.” Our registered office is at Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08.
The objects for which we are formed and incorporated are unrestricted and we have the capacity, rights, powers and privileges of a natural person. We therefore are able to undertake activities without restriction on our capacity.
Share Capital
At December 31, 2023, our authorized share capital consists of 600,000,000 Common Shares, par value $0.01 per share and 1,000,000 Series A Preference Securities, par value $0.01 per share, and there are 117,914,754 of our Common Shares outstanding and 5,800 of our Series A Preference Securities outstanding.
Common Shares
Other than the MGU HoldCo’s Allocation Right, our Common Shares have no pre-emptive rights or other rights to subscribe for additional shares, and no rights of redemption, conversion or exchange. Under certain circumstances and subject to the provisions of the Amended and Restated Bye-Laws, FIHL may be required to make an offer to repurchase shares held by shareholders. All of our outstanding Common Shares are fully paid and non-assessable. For additional information regarding certain provisions relating to our Common Shares under the Companies Act and our Amended and Restated Bye-Laws, compared to a Delaware corporation, please see the section entitled “Comparison of Shareholder Rights” in the Registration Statement.
Common Share Dividend and Distribution Rights
Under Bermuda law, a company may not declare or pay dividends or make a distribution out of contributed surplus if there are reasonable grounds for believing that: (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereafter be less than its liabilities. Under the Amended and Restated Bye-Laws, each Common Share is entitled to dividends, as and when dividends are declared by the Board, subject to any preference dividend right of the holders of any preference securities, including our Series A Preference Securities. The boards of directors of the operating subsidiaries have absolute discretion, subject to statutory requirements, regulatory requirements and the terms of our existing indebtedness, to declare dividends at any time. The Board will decide the appropriate use of any funds received by way of dividend from an operating subsidiary, including, possibly, declaration of dividends or share repurchases by FIHL. See Item 8A of the report for more information on our dividend policy.
Voting Rights
Holders of our Common Shares have one vote for each Common Share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of the shareholders.
Rights Upon Liquidation
In the event of the liquidation, dissolution or winding up of FIHL, the holders of our Common Shares will be entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to the liquidation preference on any issued and outstanding preference securities, including our Series A Preference Securities.

Variation of Rights
If at any time FIHL has more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the approval of the Board and with the consent in writing of the holders of a Simple Majority (as defined in the Amended and Restated Bye-Laws) of that class or with the sanction of a resolution passed by a Simple Majority at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum will be two persons at least holding or representing by proxy a Simple Majority. The Amended and Restated Bye-Laws specify that the creation or issuance of shares ranking pari passu or senior with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.
Series A Preference Securities
General
The Series A Preference Securities rank senior to our Common Shares and to any other series of preference securities of FIHL ranking junior in right of payment of dividends and distributions of assets upon liquidation, dissolution or winding up to our Series A Preference Securities (such other shares being “Junior Shares”) and will rank pari passu with each other series of shares ranking on parity with our Series A Preference Securities with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. The Series A Preference Securities rank after the claims of creditors with respect to amounts upon liquidation, dissolution or winding up. The Board may from time to time create and issue new Junior Shares without the approval of the holders of Series A Preference Securities and fix their relative rights, preferences and limitations.
We are generally able to pay dividends and distributions upon liquidation, dissolution or winding-up only out of lawfully available funds for such payment (i.e., after satisfaction of indebtedness and other non-equity claims).
Our Series A Preference Securities are fully paid and non-assessable. Our Series A Preference Securities are not subject to any sinking fund, retirement fund, purchase fund or other similar provisions.
Dividends on Our Series A Preference Securities
Dividends on our Series A Preference Securities are cumulative from the date of original issuance. Consequently, if the Board does not authorize and declare a dividend for any dividend period, holders of our Series A Preference Securities will be entitled to receive a dividend for such period, and such undeclared dividend will accumulate and will be payable.
Dividends on our Series A Preference Securities are cumulative from the date of original issuance and will be payable in cash when, as and if declared by the Board, quarterly in arrears on the fifteenth day of March, June, September and December of each year (or, if such day is not a business day, the first business day thereafter), commencing September 15, 2015 (each, a “Dividend Payment Date”). The Board may resolve, for any reason and in its absolute discretion, not to declare or pay in full or in part any dividends on our Series A Preference Securities in respect of one or more dividend periods. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date to but excluding the applicable Dividend Payment Date for such dividend period. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payments on our Series A Preference Securities which may be deferred or in arrears.
Dividends accrue (i) from (and including) September 1, 2015 to (but excluding) September 1, 2025 (the “Fixed Rate Period”) at 9.00% of the $10,000 per share liquidation preference per annum (equivalent to $900 per share per annum); and (ii) from (and including) September 1, 2025 (the “Floating Rate Period”), at a floating rate per annum equal to three-month U.S. dollar LIBOR (or such other replacement method) plus 9.773%.
If we have, in the six months prior to any Dividend Payment Date, (a) paid a dividend on our Common Shares or (b) repurchased, retired or otherwise redeemed any of our Common Shares, then the dividend on our Series A Preference Securities payable on such Dividend Payment Date (including, for the avoidance of doubt, any accrued but unpaid dividends) must be declared and paid if the Solvency Condition is met and we have assets legally available therefor (a “Mandatory Dividend”).
We, in consultation with the BMA or any successor group supervisory body, will not declare dividends, including Mandatory Dividends, on any Dividend Payment Date on which the Solvency Condition is not met. The “Solvency Condition” means that FIHL and its consolidated insurance regulatory group must have capital of 125% of the prescribed regulatory minimum on and after any payment. At December 31, 2023 FIHL has capital in excess of the Solvency Condition.

During the Fixed Rate Period, dividends payable on our Series A Preference Securities are computed on the basis of a 360-day year consisting of twelve 30-day months. During the Floating Rate Period, dividends payable on our Series A Preference Securities will be computed on the basis of actual days elapsed over a year consisting of 365 days.
Liquidation Rights of Our Series A Preference Securities
Upon any voluntary or involuntary liquidation, dissolution or winding-up of FIHL, holders of Series A Preference Securities are entitled to receive out of our assets legally available for distribution to shareholders, after satisfaction of indebtedness and other non-equity claims, if any, a liquidation preference in the amount of $10,000 per share, plus all accrued and unpaid dividends (whether or not earned or declared), if any, to the date fixed for distribution prior to and in preference to holders of our Common Shares and other class or series of our Junior Shares. Holders of our Series A Preference Securities will not be entitled to any other amounts after they have received their full liquidation preference.
In any such distribution, if the assets of FIHL are not sufficient to pay the liquidation preference in full to all holders of Series A Preference Securities, the amounts paid to the holders of Series A Preference Securities will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. If the liquidation preference has been paid in full to all holders of Series A Preference Securities, the holders of any other class of share will be entitled to receive all of its remaining assets according to their respective rights and preferences.
Upon any winding up of FIHL or any of its subsidiaries, no amounts will be paid to the holders of Series A Preference Securities until all obligations of FIHL or the relevant subsidiary (as the case may be) to its policyholders and beneficiaries of policyholders have been met.
A consolidation, amalgamation, merger, arrangement or reconstruction involving FIHL or the sale or transfer of all or substantially all of its shares or the property or business of FIHL will not be deemed to constitute a liquidation, dissolution or winding-up of FIHL.
Redemption of Series A Preference Securities
Under Bermuda law, the source of funds that may be used by a company to pay amounts to shareholders on the redemption of their shares in respect of the nominal or par value of their shares is limited to (i) the capital paid up on the shares being redeemed, (ii) funds of the company otherwise available for payment of dividends or distributions or (iii) the proceeds of a new issuance of shares made for purposes of the redemption, and, in respect of the premium over the nominal or par value of their shares, is limited to (A) funds otherwise available for dividends or distributions or (B) amounts paid out of the company’s share premium account before the redemption date.
Under Bermuda law, no redemption may be made by FIHL if there are reasonable grounds for believing that FIHL is, or would after the payment be, unable to pay its liabilities as they become due. In addition, if the redemption price is to be paid out of funds otherwise available for dividends or distributions, no redemption may be made if the realizable value of its assets would thereby be less than its liabilities.
Mandatory Redemption
On June 15, 2050, subject to the Solvency Condition being met and with the prior approval of the BMA (as applicable), we will redeem our Series A Preference Securities in whole at a redemption price equal to the stated liquidation preference of $10,000 per share, plus accrued and unpaid dividends, if any, as of such date.
Optional Redemption by FIHL
Any optional redemption by FIHL of our Series A Preference Securities is subject to the prior approval of the applicable regulatory authority (which as of the date of this prospectus would be the BMA) and the satisfaction of the Solvency Condition.
At any time prior to December 15, 2025, our Series A Preference Securities will be redeemable at the option of FIHL, in whole at any time or in part from time to time, upon prior written notice in accordance with the certificate of designations, at a redemption price equal to the Make Whole Amount (as defined below) plus accrued and unpaid dividends, if any, to, but excluding, the date of redemption. The “Make Whole Amount” for any redemption date will be equal to the greater of (i) the aggregate liquidation preference of our Series A Preference Securities to be redeemed and (ii) the sum of the present values of the aggregate liquidation preference of our Series A Preference Securities to be redeemed and the remaining scheduled payments of dividends on our Series A Preference Securities to be redeemed up to but excluding December 15, 2025 (not including any portion of such payments of dividends accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the treasury rate plus 0.5%.
On and after December 15, 2025, our Series A Preference Securities will be redeemable at the option of FIHL, in whole or in part, upon prior written notice in accordance with the certificate of designations, at a redemption price equal to $10,000 per share, plus accrued and unpaid dividends, if any, to, but excluding, the date fixed for redemption.
Series A Preference Securities Director Appointment Rights
Observer Rights
If the Net Worth (as defined below) is less than 75% of the Total Capitalization (as defined below) (such 75% being the “Observer Capitalization Threshold”), the holders of Series A Preference Securities, acting as a separate class, will have the right to appoint one observer to the Board (the “OCT Appointment Right”). The term of office of such observer appointed pursuant to the OCT Appointment Right will terminate if (i) the Net Worth is equal to or greater than the Observer Capitalization Threshold or (ii) upon the appointment by the holders of Series A Preference Securities, acting as a separate class, of a director pursuant to the DCT Appointment Right (as defined below).
“Net Worth” means, as of the date of determination, the consolidated shareholders’ equity of FIHL as determined on a pro forma basis (as described below) by the Board, acting in good faith and based on the most recently prepared condensed, consolidated annual audited or unaudited quarterly financial statement prepared in accordance with International Financial Reporting Standards or U.S. GAAP (such statements being “Annual or Quarterly Financial Statements”).
“Total Capitalization” means, as of the date of determination, the sum of (i) the Net Worth and (ii) the aggregate principal amount of all outstanding indebtedness of FIHL for borrowed money and the aggregate liquidation preference of all outstanding Series A Preference Securities as determined on a pro forma basis (as described below) by the Board, acting in good faith and based on the most recently prepared Annual or Quarterly Financial Statements.
If FIHL incurs, assumes, redeems, defeases, retires or extinguishes any indebtedness, or issues, redeems or repurchases any Series A Preference Securities or Common Shares subsequent to the date of the most recently prepared Annual or Quarterly Financial Statements for which the Net Worth and the Total Capitalization are being calculated, then the Net Worth and the Total Capitalization will be calculated to give effect to such incurrence, assumption, redemption, defeasance, retirement or extinguishment of indebtedness, or such issuance, redemption or repurchase of Series A Preference Securities or Common Shares, as if the same had occurred prior to such date.
Director Rights
The holders of our Series A Preference Securities may appoint their representative directors to the Board (the “Additional Directors”) in the following circumstances:

(1)if the Net Worth is less than 71% of the Total Capitalization (such 71% being the “Director Capitalization Threshold”) and has not been increased to be equal to or greater than 71% within 90 days, the holders of our Series A Preference Securities, acting as a separate class, will have the right to appoint two directors to the Board (each, a “DCT Additional Director”) (the “DCT Appointment Right”). The term of office of each DCT Additional Director will terminate if the Net Worth is equal to or greater than the Director Capitalization Threshold and the number of directors constituting the Board will automatically be reduced accordingly.

(2)in the event that dividends on our Series A Preference Securities are not paid in full on four Dividend Payment Dates, whether or not declared and whether or not consecutive, the holders of our Series A Preference Securities, acting as a class with any other holders of our Series A Preference Securities that did not receive dividends for four dividend periods, ranking on a parity with our Series A Preference Securities with respect to dividends, liquidation and voting (the “Parity Shares”), will have the right to appoint two directors to the Board (each, a “Nonpayment Additional Director”). The terms of office of such Nonpayment Additional Director will terminate when FIHL has paid or set aside for payment full dividends in arrears for our Series A Preference Securities and such Parity Shares for the current dividend period, and the number of directors constituting the Board will automatically be reduced accordingly.

Maximum Directors
Notwithstanding the rights of the holders of Series A Preference Securities to appoint two DTC Additional Directors and two Nonpayment Additional Directors, the maximum number of Additional Directors that the holders of Series A Preference Securities shall be entitled to appoint to the Board shall be two Additional Directors at any given time. The rights of the holders of Series A Preference Securities to appoint any director shall be subject to the prior approval of the applicable regulatory authority to the extent any such approval is required.
Rights in the Event of a Change of Control
Subject to prior approval of the applicable regulatory authority, in the event of a Change of Control (as defined below), unless FIHL has exercised its right to redeem our Series A Preference Securities, FIHL will be required to send a change of control notice and each holder of our Series A Preference Securities will have the right to convert immediately prior to the Change of Control (to the extent practicable) some or all of our Series A Preference Securities held by such holder into Common Shares (recognized as being at least equivalent regulatory capital and of equal status to our Series A Preference Securities) based on the conversion ratio prescribed in the certificate of designations in respect of our Series A Preference Securities.
“Change of Control” means:

(1)	any sale, lease, exclusive license, transfer or other disposition of all or substantially all of the assets of:

(x)	FIHL; or

(y)
FIHL and its subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than to FIHL, any of its subsidiaries or a permitted parent (“Person”); or

(2)
any transaction (including a sale of shares, merger or consolidation in which FIHL issues shares of its share capital) in which another Person becomes the beneficial owner of, and the holders of FIHL’s outstanding share capital immediately before such transaction cease to beneficially own, shares representing more than 50% of the voting power (i.e., all classes of equity interests normally entitled to vote in the election of directors or all interests in FIHL with the ability to control the management or actions of FIHL) of FIHL (or the continuing or surviving entity of such transaction) as of immediately following the consummation of the transaction;

provided, however, that an initial public offering or listing, including our 2023 initial public offering, will not constitute a Change of Control for the purposes of this definition.
Other Series A Preference Securities Rights
Senior Capital Issuances
We may issue a class or series of shares or any other securities convertible or exchangeable into equity securities of FIHL ranking on a parity with or senior to our Series A Preference Securities in liquidation preference, voting or dividends, or any debt securities, whether senior or subordinated (“New Securities”); provided that (a) the issuances of such New Securities is part of a bona fide third-party financing and (b) the holders of more than 50% of the combined voting power of our Series A Preference Securities affirmatively consent to the issuance of any New Securities that (x) have a maturity on or prior to December 15, 2025, or an interest step-up or similar provision, which would incentivize FIHL to redeem, repurchase or otherwise repay the New Securities on or prior to December 15, 2025, or (y) would result in Common Shares and the Junior Shares representing in the aggregate less than 75% of the Total Capitalization. For the avoidance of doubt, nothing will prevent FIHL from raising Tier 1 capital (as prescribed by the applicable regulatory authority).
Series A Preference Securities Voting Rights
The holders of our Series A Preference Securities have no voting rights, except:
(1)in respect of certain fundamental changes that will require the approval of the holders of a majority of our outstanding Series A Preference Securities, voting together as a class. Such fundamental changes include, without limitation: (i) any amendment of any provision of the memorandum of association of FIHL or the Amended and Restated Bye-Laws affecting a change in the rights, preferences or privileges of our Series A Preference Securities; or (ii) any interested party transaction, unless approved by a majority of the Board (including a majority of disinterested Directors); and

(2)on any matters on which holders of otherwise non-voting shares are entitled to vote pursuant to the Companies Act.
Consent Right
For so long as any Series A Preference Securities are issued and outstanding, in addition to any other vote or consent of shareholders required by law or by the Amended and Restated Bye-Laws, the sanction of a resolution passed by the holders of more than 50% of the combined voting power of the issued and outstanding Series A Preference Securities voting as a separate class, at which a quorum (consisting of the presence, in person or by proxy, of the holders of 50% of the Series A Preference Securities) is present will be necessary for effecting or validating any issuance of New Securities that (a) have a maturity on or prior to December 15, 2025, or an interest step-up or similar provision that would incentivize FIHL to redeem, repurchase or otherwise repay the New Securities on or prior to December 15, 2025, or (b) would result in the Net Worth being less than 75% of the Total Capitalization.
Certain Provisions of the Amended and Restated Bye-Laws
Certain provisions of the Amended and Restated Bye-Laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including an attempt that might result in such shareholder’s receipt of a premium over the market price for his or her Common Shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with the Board, which could result in an improvement of such persons’ terms. See Item 3D. “Risks Relating to the Common Shares—The Amended and Restated Bye-Laws contain provisions that could impede an attempt to replace or remove the Board or delay or prevent the sale of FIHL, which could diminish the value of the Common Shares or prevent Shareholders from receiving premium prices for their Common Shares in an unsolicited takeover.”
Number of Directors
The Amended and Restated Bye-Laws provide that the Board shall have not fewer than five directors and not more than fifteen directors with the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a simple majority of the Board.

The Amended and Restated Common Shareholders Agreement entitles the Founders to nominate representative directors to the Board, so long as they each beneficially own a specified minimum percentage of our Common Shares. Each Founder is entitled to nominate its representative director to the Board for so long such Founder, together with its Shareholder Affiliate Transferees (as defined below), beneficially owns at least 7.5% of the Common Shares. MGU HoldCo is also entitled to nominate its representative director to the Board for so long as MGU HoldCo, together with its Shareholder Affiliate Transferees, beneficially owns at least 50% of the MGU HoldCo Initial Shares. See Item 6A. for the details of each of the directors appointed by MGU HoldCo and each of the Founders.
“Shareholder Affiliate Transferees” means, with respect any Founder or MGU HoldCo, (i) its affiliates, including any person that has a common general partner, managing member, investment manager or governing body with any such Founder or MGU HoldCo or the funds which own such Founder or MGU HoldCo, and (ii) any general or limited partner or member of such Founder or MGU HoldCo or any of its affiliates and any corporation, partnership or other entity that is an affiliate of such general or limited partner or member, so long as such person remains an affiliate thereof; provided, that, CVC’s Shareholder Affiliate Transferees do not include (a) any portfolio company of CVC or any of its affiliated investment funds or (b) CVC Credit Partners LP and any of its subsidiaries.
The holders of our Series A Preference Securities also have the right to elect directors to the Board under certain circumstances. See “—Preference Securities—Series A Preference Securities Director Appointment Rights—Director Rights” above for further detail.
In accordance with the terms of the Amended and Restated Bye-Laws, the Board is divided into three classes, designated Class I, Class II and Class III, with members of each class serving staggered three-year terms. Each director will serve for a term ending on the date of our third annual general meeting next following the annual general meeting at which such director was elected; provided that directors initially designated as Class I directors will serve for an initial term ending on the date of our first annual general meeting next following the annual general meeting at which such directors were elected, directors initially designated as Class II directors will serve for an initial term ending on our second annual general meeting next following the annual general meeting at which such directors were elected; and directors initially designated as Class III directors will serve for an initial term ending on our third annual general meeting next following the annual general meeting at which such directors were elected.
Our classified Board prevents shareholders from electing an entirely new board at an annual general meeting and could have the effect of delaying or discouraging an acquisition of FIHL or a change in management. The classified board will be in place until the annual general meeting occurring in 2030, following which, all of the directors shall be of one class and shall serve for a term ending at the next following annual general meeting.
Removal of Directors
Shareholders representing 80% of the Total Voting Power may, at any general meeting convened and held for such purpose in accordance with the Amended and Restated Bye-Laws, remove a director for certain specified causes, including but not limited to indictment by a court and willful and material failure or refusal to perform his or her duties as a director.
Notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention so to do and be served on such director not less than sixty days before the meeting and at such meeting such director will be entitled to be heard on the motion for such director’s removal.
Shareholder Advance Notice Procedures
Notice of an annual general meeting and special general meeting must be given to shareholders at least five days before the date of such meeting, stating the date, place and time at which the meeting is to be held and business to be conducted at the meeting, including, for annual general meetings, the election of directors.
A general meeting may be called on shorter notice provided that (i) in the case of an annual general meeting, with the agreement of all of the shareholders entitled to attend and vote at such meeting and (ii) in the case of a special general meeting, with the agreement of a majority in number of the shareholders entitled to attend and vote at such meeting, together holding not less than 95% in nominal value of the shares entitled to be voted at such meeting.
Failure to provide notice of a general meeting to any person entitled to receive notice will invalidate the proceedings conducted at such meeting. The Amended and Restated Bye-Laws contain detailed provisions setting out the manner in which a notice of a general meeting must be served effectively on the shareholders.
Amendments to the Amended and Restated Bye-Laws
The Amended and Restated Bye-Laws provide that no Bye-Law may be rescinded, altered or amended and no new Bye-Law can be made, save in accordance with the Companies Act, unless a resolution is approved by a simple majority of the shareholders, provided that any rescission, alteration or amendment to bye-laws conferring special rights upon each of the Founders and MGU HoldCo, shall require the prior consent of each of the Founders and MGU HoldCo for so long as they each beneficially own a specified minimum percentage of our Common Shares or they have a designated director serving on the Board.
Meetings of Shareholders
Annual General Meetings
An annual general meeting will be held in each year at such time and place as the Board determines, unless FIHL elects to dispense with the holding of annual general meetings in accordance with the Companies Act.
Special General Meetings
The Board may convene a special general meeting whenever in its judgment such a meeting is necessary and in accordance with the advance notice provisions.
Requisitioned General Meetings
Shareholders holding not less than 10% of the paid-up share capital of FIHL carrying the right to vote at general meetings may requisition the Board to convene a special general meeting in accordance with the provisions of the Companies Act and in accordance with the advance notice provisions set out in the Amended and Restated Bye-Laws.